File No. 812-[*]

As filed with the Securities and Exchange Commission on July 22, 2025

U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

___________________________________________________________________________

Application for an order under Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”), for an exemption from Sections 2(a)(32), (5)(a)(1), 18(f)(1), 18(i), 22(d) and 22(e) of the 1940 Act and Rule 22c-1 under the 1940 Act, and under Sections 6(c) and 17(b) of the 1940 Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the 1940 Act.

__________________________________________________________________________

Ultimus Fund Distributors, LLC

Capitol Series Trust

Exchange Place Advisors Trust

Northern Lights Fund Trust

Northern Lights Fund Trust II

Northern Lights Fund Trust III

Northern Lights Fund Trust IV

Northern Lights Variable Trust

Two Roads Shared Trust

Ultimus Fund Solutions, LLC

Ultimus Managers Trust

Unified Series Trust

Valued Advisers Trust

225 Pictoria Drive, Suite 450

Cincinnati, Ohio 45246

Northern Lights Distributors, LLC

4221 North 203rd Street, Suite 100

Elkhorn, Nebraska 68022-3474

____________________________________________________________________________

PLEASE SEND ALL COMMUNICATIONS, NOTICES AND ORDERS TO:

David James

Ultimus Fund Solutions, LLC

225 Pictoria Drive, Suite 450

Cincinnati, Ohio 45246

(513) 587-3454

WITH COPIES TO:

JoAnn M. Strasser, Esq.

Thompson Hine LLP

41 South High Street, Suite 1700,

Columbus, Ohio 43215-6101

(614) 469-3265

July 22, 2025

THIS APPLICATION (INCLUDING EXHIBITS) CONSISTS OF 45 PAGES

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UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

In the Matter of:

Ultimus Fund Distributors, LLC

Capitol Series Trust

Exchange Place Advisors Trust

Northern Lights Distributors, LLC

Northern Lights Fund Trust

Northern Lights Fund Trust II

Northern Lights Fund Trust III

Northern Lights Fund Trust IV

Northern Lights Variable Trust

Two Roads Shared Trust

Ultimus Fund Solutions, LLC

Ultimus Managers Trust

Unified Series Trust

Valued Advisers Trust

File No. 812-[*]

Application for an order under Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”), for an exemption from Sections 2(a)(32), 5(a)(1), 18(f)(1), 18(i), 22(d) and 22(e) of the 1940 Act and Rule 22c-1 under the 1940 Act, and under Sections 6(c) and 17(b) of the 1940 Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the 1940 Act.

I.               INTRODUCTION

In this application (“Application”), Ultimus Fund Distributors, LLC ("UF Distributors"), Northern Lights Distributors, LLC (“NL Distributors”), (UF Distributors and NL Distributors together, the “Distributors”) and Ultimus Fund Solutions, LLC (the “Administrator”) (the Distributors and the Administrator together, the “Service Providers”) (collectively, with the Trusts,1 the “Applicants”2) hereby file this application for an order (“Order”) of the Securities and Exchange Commission (the “Commission”) under Section 6(c) of the Investment Company Act of 1940, as amended (“1940 Act”), for an exemption from Sections 2(a)(32), 5(a)(1), 18(f)(1), 18(i), 22(d) and 22(e) of the 1940 Act and Rule 22c-1 under the 1940 Act, and under Sections 6(c) and 17(b) of the 1940 Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the 1940 Act. Applicants are requesting that the Order apply not only to existing and future series of a Trust but also to other existing or future open-end management investment companies registered under the 1940 Act and series thereof (each a “Fund,” and together, the “Funds”) that are sponsored by the Administrator. Each Fund relying on the Order will (i) be administered and/or have its shares distributed by the Service Providers, or any entity performing those roles that is a subsidiary of the respective Service Provider; and (ii) comply with the terms and conditions of the Application.

Applicants request an Order that would permit a Fund to offer one class of exchange-traded shares that operates as an exchange-traded fund (an “ETF Class,” and such shares, “ETF Shares”) and one or more classes of shares that are not exchange-traded (each such class, a “Mutual Fund Class,” and such shares, “Mutual Fund Shares,” and each such Fund, a “Multi-Class ETF Fund”). The Order would provide Funds with two broad categories of relief: 1) the relief necessary to permit or continue standard exchange-traded fund (“ETF”) operations consistent with Rule 6c-11 under the 1940 Act (“ETF Operational Relief”); and 2) the relief necessary for a Fund to offer an ETF Class and one or more Mutual Fund Classes (“ETF Class Relief”).

Pursuant to the ETF Operational Relief, the Order would permit (i) ETF Shares of the Multi-Class ETF Funds to be listed on a national securities exchange (“Exchange”), as defined in Rule 6c-11, and traded at market-determined prices; (ii) ETF Shares to be issued to and redeemed by “Authorized Participants” in “Creation Units” only (each term as defined in Rule 6c-11), except with respect to the Exchange Privilege (as defined below) and as permitted by Rule 6c-11(a)(2); (iii) certain affiliated persons of a Multi-Class ETF Fund to purchase Creation Units with (or redeem Creation Units for) “Baskets,” as defined in Rule 6c-11; and (iv) certain Multi-Class ETF Funds that include

1 Capitol Series Trust, Exchange Place Advisors Trust, Northern Lights Fund Trust, Northern Lights Fund Trust II, Northern Lights Fund Trust III, Northern Lights Fund Trust IV, Northern Lights Variable Trust, Two Roads Shared Trust, Ultimus Managers Trust, Unified Series Trust, and Valued Advisers Trust (each, a “Trust” and together the “Trusts”).

2 All entities that currently intend to rely on the Order are named as Applicants. Any other entity, existing now or in the future, that relies on the Order in the future will comply with the terms and conditions in the Application.

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foreign investments in their Baskets to pay redemption proceeds more than seven calendar days after ETF Shares are tendered for redemption. As described below, the ETF Operational Relief would provide the Multi-Class ETF Funds with the same relief as contained in Rule 6c-11, generally subject to the same conditions and requirements contained in Rule 6c-11.3

Pursuant to the ETF Class Relief, the Order would permit a Multi-Class ETF Fund to offer one ETF Class and one or more Mutual Fund Classes. This Multi-Class ETF Fund structure would comply with Rule 18f-3 under the 1940 Act, except for certain ways in which an ETF Class and Mutual Fund Class(es) would have different rights and obligations, as described below.

II.             THE APPLICANTS

a.	The Service Providers

The UF Distributor serves as a distributor of Fund shares. The UF Distributor is an Ohio limited liability company and is registered with the Commission as a broker-dealer.

The NL Distributor also serves as a distributor of Fund shares. The NL Distributor is a Nebraska limited liability company and is registered with the Commission as a broker-dealer.

The Administrator serves as the administrator of the Funds. The Administrator is an Ohio limited liability company.

The Service Providers provide fund administration and distribution services to mutual funds. They provide these services to funds advised by unaffiliated third-party investment Advisors.

The Application contemplates the Trusts’ Administrator and Distributors as Applicants, along with the Trusts, but not any Fund’s investment Advisor. The Trusts are series trusts that, in combination, offer numerous Funds that are served by different investment Advisors. Applicants believe it would be impractical and unduly burdensome to add each investment Advisor, and any future investment Advisor, to the Application. As discussed in more detail below, for any Fund relying on the Order, the Service Providers will solicit from the Fund’s investment Advisor (“Advisor”) information to be provided to the Trust’s Board to assist it in making the determinations and fulfilling the responsibilities pursuant to the representations and conditions contained in the Application. As precedent, Applicants note that the Commission has previously issued exemptive orders to other service providers in their role as administrator and distributor for a number of registered open-end management investment companies, including funds advised by third parties, and that the relief sought covered funds distributed or administered by the service provider.4

b.	The Trusts

Each Trust is registered with the Commission as an open-end management investment company. Each Trust is organized as a series Trust, with each such Trust containing multiple series. Accordingly, each Trust offers multiple series pursuant to a registration statement on Form N-1A filed with the Commission under the Securities Act of 1933 (“Securities Act”), and the 1940 Act (“Registration Statements”). The Funds that initially would rely on the relief are separate investment portfolios of the Trusts and pursue distinct investment objectives and strategies.

III.           BACKGROUND

The Commission granted a small number of exemptive orders between 2000 and 2007 permitting certain existing funds operating as mutual funds to offer a class of exchange-traded shares.5 In 2019, the Commission adopted Rule 6c-11 under the 1940 Act to provide the exemptive relief necessary under the 1940 Act to permit ETF operations.6 However, the Commission determined not to provide the exemptive relief necessary to allow for ETF classes as part of Rule 6c-11. The Adopting Release explains that ETF class relief raises policy considerations that are different from those that the Commission intended to address in Rule 6c-11. The Adopting Release specifically notes that an ETF class that transacts with Authorized Participants on an in-kind basis and a mutual fund class that transacts with shareholders on a cash basis may give

3 As discussed below, a Multi-Class ETF Fund offering both an ETF Class and a Mutual Fund Class is not able to operate in reliance on Rule 6c-11.

4 SEI Financial Management Corp. and SEI Financial Services Co., Inv. Co. Act Rel No. 21128, 60 FR 31738 (June 16, 1995) (notice) and Inv. Co. Act Rel. No. 21194 (July 7, 1995) (order); and SEI Financial Management Corp. and SEI Financial Services Co., Inv. Co. Act Rel. No. 21471, 60 FR 57037 (November 13, 1995) (notice) and Inv. Co. Act Rel. No. 21557 (November 29, 1995) (order).

5 Vanguard Index Funds, Investment Company Act Release Nos. 24680 (Oct. 6, 2000) (notice) and 24789 (Dec. 12, 2000) (order); The Vanguard Group, Inc., Investment Company Act Release Nos. 26282 (Dec. 2, 2003) (notice) and 26317 (Dec. 30, 2003) (order); Vanguard International Equity Index Funds, Investment Company Act Release Nos. 26246 (Nov. 3, 2003) (notice) and 26281 (Dec. 1, 2003) (order); Vanguard Bond Index Funds, Investment Company Act Release Nos. 27750 (Mar. 9, 2007) (notice) and 27773 (April 2, 2007) (order).

6 Exchange-Traded Funds, Release No. IC-33646 (Sept. 25, 2019) (“Adopting Release”).

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rise to differing costs to the portfolio. As a result, certain costs may result from transactions through one class, but all shareholders generally would bear the costs.7

The Commission concluded that share class ETFs should request relief through the exemptive applications process so that the Commission may assess all relevant policy considerations in the context of the facts and circumstances of particular applicants.8

IV.            IN SUPPORT OF THE APPLICATION

Applicants are filing the Application because they believe that the ability of a Fund to offer both Mutual Fund Shares and ETF Shares could be beneficial to the Fund and to shareholders of each type of class, as discussed below. Applicants believe that the multi-class structure will allow investors to choose the manner in which they wish to hold interests in a Multi-Class ETF Fund based on the share class characteristics that are most important to the investor. Applicants are aware that applications have been filed requesting the same relief where the applicants are investment companies and their investment Advisors. Applicants believe that series of a series trust also should have the ability to offer shareholders Mutual Fund Classes and an ETF Class, subject to the conditions of the Order.

A Multi-Class ETF Fund’s operations will be subject to ongoing monitoring by the Multi-Class ETF Fund’s Advisor, as described below. In addition to the required Board approvals described below, prior to the operation of a Fund as a Multi-Class ETF Fund in reliance upon the relief granted by the Order, the Service Providers will require that the Multi-Class ETF Fund’s Advisor enter into a participation agreement with the Applicants and adopt written compliance policies and procedures stipulating that it will comply, and will ensure that the Multi-Class ETF Fund and its share classes comply, with the conditions and requirements of the Order.

Initial Evaluation and Approval

Each Multi-Class ETF Fund will operate pursuant to a written plan required by Rule 18f-3(d) that addresses the Mutual Fund Class(es) and the ETF Class (the "multiple class plan"). Before the first issuance of a share of any class under a multiple class plan, and before any material amendment of such a plan, the board of directors of the Fund ("Board"), including the directors who are not interested persons of the Fund under Section 2(a)(19) of the 1940 Act (“Independent Trustees”), will find that the multiple class plan is in the best interests of each Mutual Fund Class and the ETF Class individually and of the Multi-Class ETF Fund as a whole. As required by Rule 18f-3, before any Board vote on a multiple class plan including an ETF Class, the Board will request and evaluate, and any agreement relating to the class arrangement and will require the Fund’s Service Providers to furnish, such information as may be reasonably necessary to evaluate the multiple class plan.

To assist in a Board’s finding, the Administrator shall solicit from the Fund’s Advisor9 a written report pertaining to the Multi-Class ETF Fund (“Initial Advisor Report”). The Initial Advisor Report shall contain the following information10:

1. a description of the reasonably expected11 benefits and costs to each class individually and the Multi-Class ETF Fund as a whole, including, as applicable:

a. the sources of potential cost savings and other benefits of operating a Multi-Class ETF Fund structure;

b. a description of how each of the ETF Class and Mutual Fund Class(es) will be affected by (i) reasonably expected cash flows and costs associated with portfolio transactions, (ii) reasonably expected cash levels, (iii) reasonably expected distributable capital gains and (iv) (for existing Funds only) the extent, and reasonably expected realization, of any unrealized capital gains/losses or carry over capital losses;

7 Adopting Release at 122-123 (noting that "costs can include brokerage and other costs associated with buying and selling portfolio securities in response to mutual fund share class cash inflows and outflows, cash drag associated with holding the cash necessary to satisfy mutual fund share class redemptions, and distributable capital gains associated with portfolio transactions.").

8 Adopting Release at p. 124.

9 If a Fund retains or has retained an investment sub-adviser, the Fund’s primary Advisor will be responsible for complying with the conditions.

10 The Advisor may include any other information it deems necessary or helpful for the Board.

11 Information that is "reasonably expected" or "reasonably estimated" throughout this application may be based on reasonable assumptions and good faith estimates by the Advisor. This information will be based on historical data for existing Funds, if applicable.

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2. a discussion of how the Advisor intends to manage the reasonably expected costs associated with the transition to a Multi-Class ETF Fund,12 as applicable;

3. a discussion of the appropriateness of the Fund's investment strategy for the Multi-Class ETF Fund structure13; and

4. a discussion of any other potential material conflicts of interest, including any other sources of potential cross-subsidization, identified by the Advisor associated with operating a Multi-Class ETF Fund.

Ongoing Monitoring Process

At the time of the Board's initial approval of the multiple class plan, the Advisor will recommend to the Board for approval a framework for ongoing monitoring of certain numerical thresholds ("Ongoing Monitoring Process"), which is intended to assist the Board with its ongoing oversight of the Multi-Class ETF Fund structure. The Ongoing Monitoring Process will consist of:

1.       Monitoring Thresholds. The Advisor will recommend to the Board approval of certain numeric thresholds, the method for calculating such thresholds, and the time periods over which to measure the Multi-Class ETF Fund's performance against such numerical thresholds with respect to the Multi-Class ETF Fund's: (i) costs associated with portfolio transactions, (ii) cash levels and (iii) capital gains distributions.14 The numerical threshold levels (including any changes thereto), the method of calculating the thresholds, and the time periods over which to measure the Multi-Class ETF Fund's performance against such numerical thresholds will be reasonably designed to assist in the identification of material conflicts of interest between the Mutual Fund Class(es) and the ETF Class, including disparities in costs to the Mutual Fund Class(es), on the one hand, and ETF Class, on the other.15 Any recommended changes to the numerical thresholds, or changes to the time periods over which to measure the Multi-Class ETF Fund's performance against such numerical thresholds will be subject to Board approval. In making its recommendations to the Board, the Advisor will consider historical data pertaining to the Multi-Class ETF Fund or other existing Funds that the Advisor advises, to the extent the Advisor believes such data is relevant.16

2.       Board Notification. If a Multi-Class ETF Fund exceeds an established numerical threshold, the Advisor will notify the Board no later than 30 days following the end of the applicable time period in which the threshold was exceeded. The Advisor will provide the Board with a written explanation of the Advisor's assessment of the causes of the Multi-Class ETF Fund exceeding the threshold(s), and any proposed recommendations for what, if any, remedial actions the Multi-Class ETF Fund should take.17

Ongoing Board Approval

In addition to the initial evaluation and approval of the multiple class plan, the Board also will periodically, but in no case less frequently than annually, find that the multiple class plan continues to be in the best interests of each Mutual Fund Class and the ETF Class individually and of the Multi-Class ETF Fund as a whole.18 To inform this finding, the Advisor will provide a written report to the Board pertaining to the Multi-Class ETF Fund (“Ongoing Advisor Report”). The Ongoing Advisor Report shall contain the following information19:

1. a discussion of any observed benefits or cost savings to the Multi-Class ETF Fund resulting from the Multi-Class ETF Fund structure;

12 This may include the potential for higher cross-subsidization between the ETF Class and the Mutual Fund Class(es) at the outset when adding a Mutual Fund Class to an existing ETF or adding an ETF Class to an existing mutual fund.

13 Appropriateness may depend on many factors, including, but not limited to: (i) the impact of daily disclosure of portfolio holdings; and (ii) any anticipated capacity or other constraints. See Adopting Release at 58-59 (discussing the ability of an ETF to suspend the issuance of Creation Units only for a limited time and only due to extraordinary circumstances).

14 The Advisor may recommend establishing additional thresholds designed to identify other conflicts of interest between the Mutual Fund Class(es) and the ETF Class.

15 This would include with respect to cash drag from holding cash to meet Mutual Fund Class redemption requests, as well as transaction costs and realized capital gains or other tax consequences due to such requests.

16 For example, historical data relating to cash levels, costs associated with portfolio transactions, and distributable capital gains.

17 Examples of remedial actions include: (i) adjustments to the use of in-kind transactions or trade execution strategy to manage costs associated with portfolio transactions; (ii) greater use of credit lines or other sources of cash to reduce uninvested cash; (iii) enhancements to tax lot management and harvesting of capital losses to reduce capital gains distributions; (iv) adjustments to transaction fees, purchase fees and/or redemption fees; and (v) discontinuation of a class, or conversion of an entire class of a Multi-Class ETF Fund into another class of that Multi-Class ETF Fund as otherwise permitted under the Act. The range of remedial measures may vary depending on the particular facts and circumstances relating to a Fund's operations. The Board may consider additional corrective measures if deemed necessary.

18 As required by condition 2 of this Application, a Multi-Class ETF Fund would also comply with Rule 18f-3(d), which requires that, before any material amendment of a multiple class plan, a majority of the directors of a Multi-Class ETF Fund, and a majority of the Independent Directors, find that the multiple class plan as proposed to be amended, including the expense allocation, is in the best interests of each class individually and the Multi-Class ETF Fund as a whole.

19 The Advisor may include any other information it deems necessary or helpful for the Board.

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2. a discussion of any observed material conflicts of interest between ETF Class and the Mutual Fund Class(es), or observed material negative consequences20 to the ETF Class or the Mutual Fund Class(es) resulting from the Multi-Class ETF Fund structure, including the following21:

a. a discussion of how creation and redemption activity in the ETF Class has affected the Mutual Fund Class(es) and how shareholder purchase and redemption activity in the Mutual Fund Class(es) has affected the ETF Class during the prior year,22 with respect to: (i) cash levels; (ii) short- and long-term capital gains distributions; and (iii) costs associated with portfolio transactions;

b. any performance difference between the Mutual Fund Class(es) and the ETF Class due to the difference in dividend payment dates described below; and

3. any other information that the Board requests.

a.	Benefits of an ETF Class for Mutual Fund Class Shareholders

Among other benefits, Applicants believe that an ETF Class would offer the following significant benefits to shareholders in a Fund’s Mutual Fund Classes.

First, in-kind transactions through the ETF Class may contribute to lower portfolio transaction costs and greater tax efficiency. In general, in-kind transactions through the ETF Class in connection with creations and redemptions could allow a Fund to reduce some portfolio management costs. This could be particularly true through the use of the custom basket flexibility permitted under Rule 6c-11. For example, on days when there may be limited cash inflows through the Mutual Fund Classes, in-kind transactions through the ETF Class could allow the Fund to rebalance its portfolio efficiently while keeping cash balances low and without needing to sell and purchase portfolio securities in the market. In-kind redemptions also could serve to limit the realization of capital gains and reduce unrealized capital gains within the portfolio and improve the tax profile of the Fund. This could help shareholders defer capital gains to the extent that portfolio adjustments and cash redemptions require the sale of portfolio securities.

As described in greater detail below, Applicants also believe that an exchange feature could allow mutual fund shareholders to exchange Mutual Fund Shares for ETF Shares without adverse consequences to the Fund. To the extent that some existing mutual fund shareholders would prefer to hold ETF Shares, the existence of an ETF Class could allow for those shareholders to exchange their shares without disrupting the Fund portfolio or their investments. At the same time, these shareholders could save on transaction costs and potential tax consequences by exchanging shares into the ETF Class of the same Fund.

In addition, the ETF Class would represent an additional distribution channel for a Fund that could lead to additional asset growth and economies of scale. ETFs are an increasingly popular choice for investors and may attract additional investment to a Fund. Greater assets under management may lead to additional cost efficiencies. An improved tax profile for the Fund also may assist the competitive positioning of the Fund for attracting prospective shareholders.

ETF Shares also could allow certain investors to engage in more frequent trading without disrupting the Fund portfolio. For example, following market declines, to the extent that a mutual fund shareholder wanted to engage in tax-loss harvesting, the shareholder could exchange Mutual Fund Shares for ETF Shares and then trade more frequently in the secondary market. Such secondary market transactions would not disrupt the portfolio of the Fund and would help long-term investors avoid the adverse consequences of frequent trading and market timing by a few short-term investors.

b.	Benefits of a Mutual Fund Class for ETF Class Shareholders

Among other benefits, Applicants believe that Mutual Fund Classes would offer the following significant benefits to shareholders in a Fund’s ETF Class.

First, investor cash flows through a Mutual Fund Class can be used for efficient portfolio rebalancing. A Fund’s portfolio may contain a large number of portfolio positions where small adjustments are made on a daily basis. To the extent that cash flows come into a Fund through a Mutual Fund Class, a portfolio manager may be able to deploy that cash strategically to establish the desired portfolio exposures. Under these circumstances, cash flows through a Mutual Fund Class could help facilitate portfolio management to the benefit of all

20 For example, this may include consequences on portfolio size, liquidity, liquidity risk management, and operations of the Multi-Class ETF Fund.

21 Among other things, this may also include a discussion of: the impact of the level of exchanges between the Mutual Fund Class(es) and ETF Class; and/or the impact of any transaction fees or similar charges that are applied in connection with creation and redemption activity (for the ETF Class) or purchase or redemption activity (for the Mutual Fund Class(es)) and that are designed to reduce the costs associated with that activity borne by the Multi-Class ETF Fund.

22 The Advisor may include data from years before the prior year if the Advisor or the Board deems such data helpful.

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shareholders, including ETF Class shareholders, particularly if there are no creations through the ETF Class on a given day.

Second, cash flows through a Mutual Fund Class may allow for greater Basket flexibility for creations and redemptions of ETF Shares, which could promote arbitrage efficiency and smaller spreads on the trading of ETF Shares in the secondary market. Some Funds may hold a large number of securities with a wide range of portfolio exposures. If cash flows from a Mutual Fund Class can be utilized strategically by the portfolio manager to obtain exposure to some portfolio positions (e.g., small portfolio positions), the portfolio manager could specify a smaller number of different securities for the Baskets used for creations and redemptions of ETF Class Shares by Authorized Participants. As recognized in the Adopting Release, if Baskets contain a smaller number of securities, Authorized Participants may be able to assemble or liquidate such Baskets with lower transaction costs. Reducing the costs of Authorized Participants to create and redeem ETF Shares potentially could result in greater arbitrage efficiency and smaller spreads in connection with the trading of ETF Shares in the secondary market.23

With respect to existing Funds, offering an ETF Class would permit investors that prefer the ETF distribution channel to gain access to established Fund investment strategies. Many Funds have a well-established, strong reputation and track record. For those investors who prefer investing in ETFs and are interested in existing Funds, an ETF Class could be an attractive investment opportunity. Assets under management and performance track record also can be important criteria for an ETF to qualify for certain distribution platforms maintained by financial intermediaries. An ETF Class of an existing Fund could benefit from pre-existing assets and performance, which could improve the distribution of the ETF Shares to investors.

Applicants also believe that the establishment of Mutual Fund Class(es) as part of an existing ETF could represent an additional distribution channel for a Fund that could lead to additional asset growth and economies of scale as it attracts additional investments into the Fund, which benefits the Fund and all of its shareholders. Retirement, or "401(k)", plans may not offer ETFs to their plan participants, and so such retirement plan investors often invest in mutual funds. If the relief sought by this Application were granted, Mutual Fund Shares of a Multi-Class ETF Fund could be made available to retirement plan participants on retirement plan platforms that do not currently offer ETFs, which could be beneficial to both ETF Class and Mutual Fund Class shareholders of the Multi-Class ETF Fund. By having a Mutual Fund Class, a Multi-Class ETF Fund may benefit from having access to a retirement or "401(k)" distribution channel and ultimately from greater scale. Such asset growth could make it possible for a Fund's shareholders to realize the benefits of breakpoints, if any, and for a Fund to spread fixed costs over a larger asset base, driving economies of scale to the benefit of all shareholders. Similarly, the ability to add an ETF Class to a Mutual Fund would allow a Fund that already has access to the retirement distribution channel to attract assets from investors seeking access to the same strategy through an ETF.

Applicants also believe that the establishment of an ETF Class as part of an existing Fund could lead to cost efficiencies. In terms of fund expenses, an ETF Class could have initial and ongoing advantages for its shareholders. As an initial matter, creating an ETF Class of an existing Fund should entail lower organizational costs as compared to establishing a new ETF.24 As an ongoing matter, an ETF Class also could have lower expenses as a result of economies of scale such as breakpoints on service contracts or advisory contracts. These are the same types of benefits that the Commission originally recognized in adopting Rule 18f-3.25

Tax-free exchanges of shares from the Mutual Fund Class for shares of the ETF Class also may accelerate the development of an ETF shareholder base. Subsequent secondary market transactions by the ETF Class shareholders could generate greater trading volume, resulting in lower trading spreads and/or premiums or discounts in the market prices of the ETF Shares to the benefit of ETF shareholders.

c.       Adopting Release Concerns about ETF Classes

The Adopting Release indicates that share class ETFs raise certain additional policy considerations. Specifically, the Commission notes that the cash flows associated with one class or another could impact a fund's portfolio, generating costs that shareholders of all classes would share. With respect to the potential consequences of cash flows, the Commission identifies three categories of costs: 1) brokerage and other costs associated with buying and selling portfolio securities in response to mutual fund share class inflows and outflows; 2) cash drag associated with holding the cash necessary to satisfy mutual fund share class redemptions; and 3) distributable capital gains associated with portfolio transactions. Applicants believe that each of these issues could be considered by the Advisor and the Board initially and on an

23 Adopting Release at p. 83.

24 As noted above, the Initial Advisor Report will address any potential for higher cross-subsidization between classes at the outset when adding a new type of class to an existing Fund, or launching a new Fund that is a Multi-Class ETF Fund, as well as possible actions to minimize the impact of any such cross-subsidization. Possible actions could include having a new class bear its own organizational costs or subjecting such costs to an expense limitation arrangement with the Advisor.

25 See Exemption for Open-End Management Investment Companies Issuing Multiple Classes of Shares; Disclosure by Multiple Class and Master-Feeder Funds; Class Voting on Distribution Plans, Investment Company Act Release No. 20915 (Feb. 23, 1995) (adopting release) (“Fund sponsors assert that multiple classes may enable funds to attract larger asset bases, permitting them to spread fixed costs over more shares, qualify for discounts in advisory fees (“breakpoints”), and otherwise experience economies of scale, resulting in lower fees and expenses. They also state that multiple classes avoid the need to create “clone” funds, which require duplicative portfolio and fund management expenses. Furthermore, fund sponsors state that a larger asset base permits greater portfolio liquidity and diversification.”).

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ongoing basis in determining whether a particular Fund should offer or continue to offer both Mutual Fund Classes and an ETF Class.

As described above, cash inflows also may allow a portfolio manager to make specific portfolio adjustments that could be more difficult to achieve strictly using Basket transactions through an ETF Class. At times, an active ETF may not be able to establish desired portfolio positions purely through in-kind creation and redemption activity, and therefore could incur portfolio transaction costs if it becomes necessary to sell portfolio securities in order to generate cash to invest in new positions. Accordingly, the possibility of cash inflows through a Mutual Fund Class and in-kind transactions through an ETF class is a combination that could allow for benefits to all Fund shareholders: in-kind creations and redemptions through the ETF Class could save some portfolio transaction costs, while cash inflows through the Mutual Fund Class could save transaction costs that the active manager might have incurred if otherwise forced to liquidate holdings to reposition the portfolio.

Finally, the tax management of a Fund portfolio can have many elements. As a general matter, in-kind redemptions through the ETF Class could limit the realization of capital gains and reduce the unrealized capital gains for the portfolio generally, in which case cash redemption activity through the Mutual Fund Class might not generate capital gains on an ongoing basis for any of the classes. In addition, a Mutual Fund Class also may have the ability to engage in in-kind redemptions with large shareholders, which could minimize capital gains. The Mutual Fund Class may also provide cash inflows that could reduce the need to liquidate holdings to reposition the portfolio (as described in connection with transaction costs above) and thereby reduce capital gain realization that may otherwise occur on liquidation of holdings. A portfolio manager also may engage in careful tax management through portfolio transactions, and could generate capital losses in connection with some cash redemptions that could offset gains from other portfolio transactions. Such capital losses could be particularly useful in connection with actively managed investment companies, where the realization of some capital gains can be in connection with portfolio management activity rather than as a result of cash redemptions. Cash redemptions through a Mutual Fund Class therefore could allow for some tax loss harvesting and potentially generate tax offsets for capital gains that in-kind redemptions through an ETF Class would not.

In addition to the specific issues that the Commission raised in the Adopting Release relating to cash flows through a Mutual Fund Class, the Commission also noted in the Adopting Release that unlike the ETFs covered by Rule 6c-11, existing share class ETFs do not provide daily portfolio transparency.26 Applicants note that a lack of daily portfolio transparency is not a necessary characteristic of investment companies that offer exchange-traded classes, and as such, Applicants will disclose each Fund’s complete portfolio holdings on a daily basis in accordance with the requirements of Rule 6c-11. The Applicants believe that a Mutual Fund that currently discloses portfolio holdings on a delayed basis could offer an ETF Class and begin providing full daily portfolio transparency without any anticipated significant adverse consequences to shareholders.

As reflected above, the Advisor and the Board will be attentive to the Commission's concerns in the Adopting Release, and Applicants have proposed terms and conditions to the relief that will ensure that the Advisor and the Board focus on these issues on an initial and ongoing basis. These terms and conditions include a framework for initial reporting, ongoing monitoring, and ongoing reporting and Board oversight as described below. Applicants also will take appropriate Disclosure Steps (defined below) to ensure that investors clearly understand the differences between Mutual Fund Shares and ETF Shares. Accordingly, investors will be able to make an informed investment decision when investing in a Fund with Mutual Fund Classes and an ETF Class.

V.       REQUEST FOR EXEMPTIVE RELIEF

Section 6(c) of the 1940 Act provides that the Commission may exempt any person, security, or transaction or any class or classes of persons, securities, or transactions from any provisions of the 1940 Act, or any rule thereunder, if such relief is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

Section 17(b) of the 1940 Act provides that the Commission will grant an exemption from the provisions of Section 17(a) of the 1940 Act if evidence establishes that the terms of the proposed transaction are reasonable and fair, including the consideration to be paid or received, and do not involve overreaching on the part of any person concerned, that the proposed transaction is consistent with the policy of each registered investment company concerned, and that the proposed transaction is consistent with the general purposes of the 1940 Act.

Applicants believe that the requested relief described in this Application meets these standards.

VI.       LEGAL ANALYSIS AND DISCUSSION

a.       ETF Operational Relief

26 Adopting Release at footnote 433.

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With respect to the ETF Operational Relief, Applicants seek the same exemptive relief as provided by Rule 6c-11, generally subject to the same requirements contained in Rule 6c-11. Applicants believe that they are unable to rely on Rule 6c-11 because “exchange-traded fund” is defined, in part, to mean a registered open-end management investment company “whose shares are listed on an Exchange and traded at market-determined prices.” Because this definition suggests that all of the investment company’s shares must be listed on an Exchange, a Multi-Class ETF Fund with Mutual Fund Shares in addition to ETF Shares would not meet this definition.

In addition, the Multi-Class ETF Funds may offer an “Exchange Privilege” that would permit shareholders in a Mutual Fund Class to exchange Mutual Fund Shares for ETF Shares. The Exchange Privilege would not permit shareholders of ETF Shares to exchange such shares for Mutual Fund Shares, except in situations where the ETF Class is terminated or where the Multi-Class ETF Fund merges into a Fund with no ETF Class. Any exchange pursuant to the Exchange Privilege will conform to the requirements of Section 11(a) of the 1940 Act. In particular, any exchange would occur at the relative NAVs of the respective share classes. To the extent a Multi-Class ETF Fund imposes any administrative fee on the exchange, the fee will be applied in compliance with Rule 11a-3 under the 1940 Act. A Multi-Class ETF Fund will impose restrictions on exchanges around the dates of dividend payments if necessary to prevent a shareholder from collecting a dividend from both the Mutual Fund Class and the ETF Class as a result of an exchange of shares. ETF Shares issued to a shareholder as part of the Exchange Privilege will be newly issued ETF Shares, and not ETF Shares purchased in the secondary market. The issuance of ETF Shares in connection with the Exchange Privilege will comply with the Securities Act. Because the definition of “exchange-traded fund” in Rule 6c-11 requires that the ETF “issues (and redeems) creation units to (and from) authorized participants in exchange for a basket and a cash balancing amount if any,” a Multi-Class ETF Fund that permits a shareholder of Mutual Fund Shares to acquire individual ETF Shares directly from the Multi-Class ETF Fund through the Exchange Privilege may not satisfy this definition.

Although Applicants otherwise would comply with Rule 6c-11 as required by condition 1 below, because the Multi-Class ETF Funds cannot rely on Rule 6c-11, Applicants request the ETF Operational Relief described below.

1.       Sections 2(a)(32) and 5(a)(1) of the 1940 Act

Section 5(a)(1) of the 1940 Act defines an “open-end company” as a management investment company that is offering for sale or has outstanding any redeemable security of which it is the issuer. Section 2(a)(32) of the 1940 Act defines a redeemable security as any security, other than short-term paper, under the terms of which the holder, upon its presentation to the issuer, is entitled to receive approximately his proportionate share of the issuer’s current net assets, or the cash equivalent.

Because ETF shares are not individually redeemable, a possible question arises as to whether the definitional requirements of a “redeemable security” or an “open-end company” under the 1940 Act are met. Rule 6c-11(b)(1) resolves this issue for exchange-traded funds relying on Rule 6c-11 by specifically providing that an exchange-traded fund share is considered a redeemable security within the meaning of Section 2(a)(32). Because the operations of an ETF Class would adhere to all of the requirements of Rule 6c-11, except that, as described in Section VI.a. above, a Multi-Class ETF Fund will list only one class of its shares on an Exchange and also may offer an Exchange Privilege, Applicants request an Order under Section 6(c) granting an exemption from Section 2(a)(32) so that ETF Shares also are considered redeemable securities and from Section 5(a)(1) to permit a Multi-Class ETF Fund to register or remain registered as an open-end management investment company and redeem ETF Shares in Creation Units only.27

2.       Section 22(d) of the 1940 Act and Rule 22c-1 under the 1940 Act

Section 22(d) of the 1940 Act, among other things, prohibits investment companies, their principal underwriters, and dealers from selling a redeemable security to the public except at a current public offering price described in the prospectus. Rule 22c-1 under the 1940 Act generally requires that a dealer selling, redeeming, or repurchasing a redeemable security do so only at a price based on its NAV.

Because investors may purchase and sell individual ETF shares from and to dealers on the secondary market at market-determined prices (i.e., at prices other than those described in the prospectus or based on NAV), Rule 6c-11 provides exemptions from these provisions. As noted, the operations of an ETF Class, including the ways in which the ETF Shares trade at market-determined prices, would be the same as for ETFs relying on Rule 6c-11. Accordingly, Applicants seek the same relief pursuant to Section 6(c) as provided by Rule 6c-11.

3.       Section 22(e) of the 1940 Act

Section 22(e) generally prohibits a registered open-end management investment company from postponing the date of satisfaction of redemption requests for more than seven days after the tender of a security for redemption.

27 In light of the relief requested from Section 2(a)(32) and the fact that Mutual Fund Shares are individually redeemable, Applicants note that Multi-Class ETF Funds would meet the definition of an “open-end company” contained in Section 5(a)(1) of the 1940 Act. However, out of an abundance of caution, Applicants are seeking relief from Section 5(a)(1) to clarify that a Fund with an ETF Class is an open-end investment company.

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Rule 6c-11 provides an exemption from Section 22(e) to permit an ETF to delay satisfaction of a redemption request for more than seven days if a local market holiday, or series of consecutive holidays, or the extended delivery cycles for transferring foreign investments to redeeming Authorized Participants, or the combination thereof, prevents timely delivery of the foreign investment included in the ETF’s Basket. Pursuant to Section 6(c), Applicants seek the same relief for an ETF Class, subject to the requirements of Rule 6c-11.

4.       Sections 17(a)(1) and 17(a)(2) of the 1940 Act

Section 17(a) of the 1940 Act generally prohibits an affiliated person of a registered investment company, or an affiliated person of such person, from knowingly selling any security or other property to or purchasing any security or other property from the company.

Rule 6c-11 provides an exemption from these provisions to permit purchases and redemptions of Creation Units through Basket transactions between exchange-traded funds and certain types of affiliated persons as described in Rule 6c-11. Applicants seek an exemption from Sections 17(a)(1) and 17(a)(2) of the 1940 Act pursuant to Sections 6(c) and 17(b) of the 1940 Act to permit the Multi-Class ETF Funds to engage in the same types of Basket transactions through the ETF Class, subject to the requirements of Rule 6c-11.

b.       ETF Class Relief

In addition to the ETF Operational Relief that parallels the exemptive relief provided by Rule 6c-11, Applicants request an order under Section 6(c) for relief from Sections 18(f)(1) and 18(i) of the 1940 Act in order for a Fund to offer an ETF Class and one or more Mutual Fund Classes.

1.       Section 18 of the 1940 Act and Rule 18f-3 under the 1940 Act

Section 18(f)(1) of the 1940 Act provides that “it shall be unlawful for any registered open-end investment company to issue any class of senior security or to sell any senior security of which it is the issuer” with exceptions not here relevant. The term “senior security” is defined in Section 18(g) to mean “any stock of a class having priority over any other class as to distribution of assets or payment of dividends,” Section 18(i) provides that every share of stock issued by an open-end investment company “shall be a voting stock and have equal voting rights with every other outstanding voting stock.”

Section 18(f)(1) was enacted to protect investors from abuses associated with complex investment company capital structures, including excessive leverage, conflicts of interest among classes, and investor confusion, while Section 18(i) was intended to prevent inequitable and discriminatory shareholder voting provisions.28 The Commission generally takes the position that an open-end investment company that issues multiple classes could raise issues under Sections 18(f)(1) and 18(i) because differences in the rights accorded to, or expenses paid by, different shareholders of the same investment company may raise senior security issues under Section 18.

In 1995, the Commission adopted Rule 18f-3, which provides an exemption from Sections 18(f)(1) and 18(i) for any open-end investment company (or series thereof) with a multi-class structure, provided that the company complies with the requirements of the rule.29 Although Applicants will comply substantially with the requirements of Rule 18f-3, the Funds would not be able to comply with the requirement in Rule 18f-3(a)(4) that, aside from the differences permitted by the rule, the Mutual Fund Classes and the ETF Class will have the same rights and obligations.

Applicants have identified six ways in which Mutual Fund Shares and ETF Shares will have different rights. First, Mutual Fund Shares will be individually redeemable while ETF Shares generally will be redeemable only in Creation Units. Second, ETF Shares will be tradable on an Exchange while Mutual Fund Shares will not. Third, any Exchange Privilege generally will be limited to the Mutual Fund Class (i.e., the Exchange Privilege will not be offered to holders of ETF Shares of the Multi-Class ETF Fund except in unusual situations as noted above). Fourth, dividends of Mutual Fund Shares may be automatically reinvested in additional Mutual Fund Shares issued by a Multi-Class ETF Fund at its NAV, while holders of ETF Shares may only participate in a dividend reinvestment plan to the extent their broker-dealers make available the DTC book-entry and/or broker-dealer sponsored dividend reinvestment service. Fifth, although all share classes of a Multi-Class ETF Fund will declare dividends on the same schedule (e.g., monthly, quarterly, annually), it is currently expected that the dividend declaration date for Mutual Fund Shares will be the ex-dividend date, whereas due to Exchange requirements, the declaration date for ETF Shares is expected to be one business day before the ex-dividend date. Sixth, while all share classes of a Multi-Class ETF Fund will pay dividends on the same schedule (e.g., monthly, quarterly, annually), the payment date for the Mutual Fund Shares is expected to be prior to the payment date for ETF Shares.

28 See Exemption for Open-End Management Investment Companies Issuing Multiple Classes of Shares; Disclosure by Multiple Class and Master-Feeder Funds, Investment Company Act Release No. 19955 (Dec. 13, 1993) (proposing release) (citing Investment Trusts and Investment Companies: Hearings on S.3580 Before a Subcomm. of the Senate Comm. on Banking and Currency, 76th Cong., 3d Sess. 265-75, 1025-37 (1940)).

29 See supra footnote 27.

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2.       Addressing Policy Concerns under Section 18 and Rule 18f-3

Applicants do not believe that the differences in class rights noted above implicate the concerns at which Section 18 is directed- i.e., excessive leverage, conflicts of interest, and investor confusion, but have proposed certain terms and conditions discussed below to address possible issues in this regard.

A. Leverage. The issuance of classes of shares with different rights and obligations, and different dividend declaration and payable dates, does not create any opportunity for leverage.

B. Conflicts of Interest. Rule 18f-3 contains provisions designed to minimize or eliminate potential conflicts between classes, such as requiring separate approval on any matter submitted to shareholders in which the interests of one class differ from the interests of any other class, and requiring the use of certain formulas for allocating income, gains and losses, and appreciation and depreciation. Under this framework, multi-class funds have successfully addressed conflicts of interest between classes and have become one of the prevalent types of registered investment companies in the asset management industry. The Multi-Class ETF Funds will comply with these voting and allocation provisions. For the reasons stated below and considering the representations and conditions discussed elsewhere in the Application, Applicants believe the requested relief, and the proposed representations and conditions, sufficiently protect against the potential conflicts of interest that are raised in a Multi-Class ETF Fund structure when classes have different redemption and trading rights, different timing of dividend declaration and payment dates, differences in the availability of a dividend reinvestment plan, and, in some cases, different exchange rights.

(i) Potential conflicts of interest resulting from different classes declaring dividends on different days.

Although Mutual Fund Shares and ETF Shares may both pay dividends, the dividend declaration date for Mutual Fund Shares is expected to be the ex-dividend date while the declaration date for ETF Shares is expected to be one business day before the ex-dividend date.30 Applicants expect that the difference in the dates on which dividends of Multi-Class ETF Funds are declared for Mutual Fund Shares and ETF Shares will be due solely to Exchange rules applicable to ETFs, not to the intent of management to adopt specific measures that could be favorable to one class and prejudicial to another. Applicants note that there will not be an economic impact on a particular share class as a result of this difference in dividend declaration dates. The ex-dividend date will be the same for all classes of a Multi-Class ETF Fund, and the Multi-Class ETF Fund will adjust the NAV for all classes on the same day as a result of the dividends to be paid.

(ii) Potential conflicts of interest resulting from different classes paying/reinvesting dividends on different days.

Although Mutual Fund Shares and ETF Shares may both pay cash dividends, the cash payment date for Mutual Fund Shares is expected to be one or more business days before the cash payment date for ETF Shares. To avoid a potential conflict from the situation where the dividends to be paid to the ETF Class remain invested for the benefit of the entire Multi-Class ETF Fund, the cash held to pay dividends would be held in a custodial account and would not be invested outside of participation in cash sweep vehicles (including money market funds), custodial credit earning programs, or interest-bearing accounts. Applicants anticipate any earnings on such cash held to be negligible.

With respect to dividend reinvestment, shareholders in the Mutual Fund Class who wish to reinvest their dividends will be able to do so on the ex-dividend date, and, in certain cases, may be able to reinvest the cash dividend automatically in additional Mutual Fund Shares. Shareholders in the ETF Class who wish to reinvest their dividends will generally not be able to reinvest their dividends until several days later, after the cash payments have been received by the ETF Class shareholders for reinvestment and may reinvest such amounts automatically in additional ETF Shares only to the extent the broker-dealer through which an investor buys the ETF Shares offers an ETF dividend reinvestment program. The delay between the ex-dividend date and the payment/reinvestment date occurs for all ETFs, whether they are stand-alone ETFs or part of a multi-class structure, and regardless of whether an ETF shareholder elects to reinvest dividends.

As a result of the difference in when dividends are paid and received for reinvestment, Mutual Fund Class shareholders who reinvest dividends will be continuously invested, while ETF Class shareholders who reinvest will be “out of the market” for several days with respect to the amount of the dividend. This difference will affect the relative performance of the classes because, during the period when the dividend is out of the market, ETF Class shareholders will not receive income or experience appreciation or depreciation on the amount of the dividend. Applicants do not believe that this economic difference will be significant.

30 The dividend rate for ETF Shares will be announced after market close on the ETF Class's declaration date, which is also the record date for the dividend for Mutual Fund Shares. Therefore, the dividend rate for ETF Shares will be announced after the deadline for receipt of an order to purchase Mutual Fund Shares to become a shareholder as of the Mutual Fund Class's record date.

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Applicants do not believe that this difference between Mutual Fund Classes and ETF Classes resulting from the different dividend payment schedules is inconsistent with the purposes underlying Section 18 of the 1940 Act for the following reasons:

•	As noted above, Applicants do not believe the potential performance difference will be significant.
•	Applicants do not believe that the potential performance difference will consistently favor one class over the other. Because share prices may move up or down, the payment delay experienced by ETF Class shareholders may help or hurt investment performance depending upon market conditions.
•	Section 18 does not guarantee equality of performance among different classes of the same Multi-Class ETF Fund. Indeed, different classes will always have different performance as a result of the different expense ratios that apply to the classes. Typically, those performance differences are far greater than the performance differences that will result from different classes having different dividend payment dates.
•	The use of different dividend payment dates is a necessary consequence of the fact that ETF Shares are exchange-traded while Mutual Fund Shares are not. The delay between the ex-dividend date and the payment date is an inherent feature of any ETF that investors currently must accept in order to obtain the other inherent features of the exchange-traded structure, such as intra-day trading.
•	The delay between the ex-dividend date and the payment date cannot be avoided; it would exist whether an ETF was structured as a separate share class of a multi-class fund or as a stand-alone fund.

(iii) Potential inequitable voting power.

As noted, Section 18(i) provides that “every share of stock . . . issued by a registered management investment company . . . shall be a voting stock and have equal voting rights with every other outstanding voting stock.” Because shareholders of each Multi-Class ETF Fund have voting rights based on the number of shares owned, and because the shareholders in the Mutual Fund Class may be able to reinvest dividends sooner than shareholders in the ETF Class, each Mutual Fund Class shareholder could obtain more voting power than an ETF Class shareholder in the days immediately following an ex-dividend date.

Applicants believe that their proposed treatment of voting rights meets the standards of Section 18(i) because every share issued by the Multi-Class ETF Funds will have equal voting rights in that each share will be entitled to one vote per share and a fractional vote per fractional share or, alternatively, one vote per each dollar of NAV (number of shares owned multiplied by the NAV per share) and a fractional vote per each dollar amount, in each case as described in the applicable Fund's organizational documents. While the voting power of a Mutual Fund Class shareholder arguably could be different due to the ability to reinvest dividends more quickly, voting power and voting rights are not necessarily the same thing. Even if one takes the position that the ETF Class and Mutual Fund Class(es) have different voting rights as a result of their different dividend policies, Applicants’ proposal merits an exemption from Section 18(i) because, given the immaterial difference in voting power between these classes, it is extremely unlikely that the outcome of a proxy vote would ever be affected.

(iv) Cross-Subsidization.

As discussed above in section IV.C. of the Application, the Commission recently has expressed concern in the context of the Adopting Release that the cash flows associated with Mutual Fund Classes could impact a Multi-Class ETF Fund’s portfolio, generating costs that shareholders of all classes, including the ETF Class, would share. This potential for “cross-subsidization” between the classes might be viewed as a potential conflict between the classes, and Applicants and Advisors to Multi-Class ETF Funds will consider it as such under the monitoring, evaluation, oversight and approval processes described in the Application. However, Applicants note as an initial matter that an inherent part of the mutual fund structure is the fact that some investors in the mutual fund will transact with the mutual fund more frequently than others, which may generate transaction costs and tax realizations that are experienced by all shareholders, including non-transacting shareholders. In this regard, the creation of an ETF Class could permit shareholders that wish to purchase and sell shares on a more frequent basis to do so through secondary market trading of ETF Shares rather than through purchases and redemptions of Mutual Fund Shares. Because such secondary market transactions would not impact the portfolio of a Multi-Class ETF Fund, the existence of the ETF Class could reduce transaction costs and adverse tax consequences for the Multi-Class ETF Fund as a general matter, a benefit that would be shared by all Multi-Class ETF Fund shareholders.

Applicants also note that the sharing of portfolio transaction costs and tax realizations at the portfolio level is a characteristic of all multi-class funds that operate under Rule 18f-3. For example, even though different classes may be offered to different types of investors that may have different levels of transaction activity or different transaction sizes (e.g., institutional investors, retail investors), Rule 18f-3 does not seek to isolate

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the portfolio transaction costs or any tax realizations caused by cash inflows and outflows to the specific class “responsible” for that transaction activity. Instead of seeking to allocate such costs, Rule 18f-3 requires that the Board, including a majority of the Independent Trustees, determine that the multiple class plan for the Fund is in the best interests of each class individually and of the Fund as a whole.

Applicants generally propose to take the same approach with respect to a Fund that would offer Mutual Fund Classes and an ETF Class. However, in light of the Commission concerns, Applicants propose terms and conditions to the requested relief that will help ensure that the Advisor and the Board, including the Independent Trustees, are keenly focused on these issues as an initial and ongoing matter. As noted above, Applicants believe that shareholders of both Mutual Fund Classes and an ETF Class of certain Funds would benefit from the Multi-Class ETF Fund structure. As addressed in the next section, Applicants also will take steps to inform and educate investors regarding the characteristics of the Multi-Class ETF Fund structure, including the potential that transactions through one class could generate portfolio transaction costs and tax consequences for shareholders in other classes.

C. Investor Confusion. With respect to the issue of investor confusion, Applicants intend to take numerous steps that Applicants believe will minimize or eliminate any potential for investor confusion. At the outset, Applicants believe the potential for confusion is limited. Applicants note that ETFs have been in existence for more than twenty-five years, and some ETFs are so popular that they consistently are among the highest volume securities on the Exchange on which they trade. As a general matter, it appears that investors are familiar with the concept of ETF shares and understand the fundamental differences between them and conventional mutual fund shares, regardless of whether the ETF shares are issued by ETFs or through ETF classes. As the Commission noted in the Adopting Release, “ETF investors have grown familiar with ETFs and the fundamental distinctions between ETFs and mutual funds,” and the Commission therefore determined that Rule 6c-11 did not need to include special disclosure requirements to highlight the ways in which mutual funds and ETFs differ.31 Further, even though Rule 6c-11 does not include exemptive relief to permit ETF Classes, the Commission did consider the disclosure requirements that apply to ETF Classes at the time of the rulemaking, and its amendments to Form N-1A regarding ETF trading costs apply equally to ETFs and ETF Classes.32 Applicants also believe that it is unlikely that any investor acquiring ETF Shares through the Exchange Privilege, if available, will do so without understanding the differences between the classes, since an investor would make an exchange only if the investor wanted to own shares with different characteristics.

Notwithstanding the limited potential for confusion, Applicants will take numerous steps to ensure that investors clearly understand the structure of a Multi-Class ETF Fund and the differences between Mutual Fund Shares and ETF Shares (collectively, “Disclosure Steps”), including:

•	Different products, different names. All references to the ETF Shares will use a generic term such as “ETF” in connection with such shares, or a form of trade name, as determined by the Advisor, indicating that the shares are exchange-traded, rather than the Fund name.
•	Separate prospectuses. There will be separate prospectuses for a Multi-Class ETF Fund’s ETF Shares and Mutual Fund Shares.
•	Prominent disclosure that the Multi-Class ETF Fund offers an ETF Class and one or more Mutual Fund Classes. Each Mutual Fund Class of a Multi-Class ETF Fund will prominently disclose in its prospectus and on its website that the Multi-Class ETF Fund offers an ETF Class, and each ETF Class of a Multi-Class ETF Fund will prominently disclose in its prospectus and on its website that it offers one or more Mutual Fund Classes.
•	Prominent disclosure in the ETF Shares Prospectus. The cover and summary section of a Multi-Class ETF Fund's ETF Shares prospectus will include disclosure that the ETF Shares are listed on an Exchange and are not individually redeemable.
•	Disclosure about the Exchange Privilege in the Mutual Fund Shares Prospectus. To the extent Mutual Fund Shares may be converted into ETF Shares as part of an Exchange Privilege, a Multi-Class ETF Fund’s Mutual Fund Shares prospectus will contain appropriate disclosure about the ETF Shares and the Exchange Privilege.
•	No reference to ETF Shares as a mutual fund investment. The ETF Shares will not be marketed as a mutual fund investment. Marketing materials may refer to ETF Shares as an interest in an investment company or Multi-Class ETF Fund, but will not make reference to a “mutual fund” except to compare or contrast the ETF Shares with Mutual Fund Shares. Where appropriate, there may be express disclosure that ETF Shares are not a mutual fund product.

31 Adopting Release at p. 116.

32 Adopting Release at p. 124.

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•	Disclosure regarding dividends. The prospectus for each Multi-Class ETF Fund’s ETF Shares will disclose, to the extent applicable, that shareholders of ETF Shares will generally receive cash dividend payments later than shareholders of Mutual Fund Shares and may reinvest such cash automatically in additional ETF Shares only if the broker through whom the investor purchased shares makes such option available.
•	Educational material. A Multi-Class ETF Fund will provide plain English disclosure on its website about ETF Shares and how they differ from Mutual Fund Shares.
•	Disclosure of relief and risks. For each Multi-Class ETF Fund, the prospectus(es) for each of the Mutual Fund Class(es) and the prospectus for the ETF Class will: include appropriate disclosure in its registration statement regarding the multi-class structure, the key characteristics of, and any risks associated with, the multi-class structure, including the potential that transactions through one class could generate portfolio transaction costs and tax consequences for shareholders in other classes; and disclose the existence, substance and effect of any order granted pursuant to the Application.

Applicants believe that the efforts outlined above will ensure that every interested investor will understand the differences between Mutual Fund Shares and ETF Shares. Investors therefore will be able to assess whether they wish to invest in the Multi-Class ETF Fund, and through which type of class.

c.	Precedent

As noted above, the Commission has granted the requested relief on four previous occasions.33 Although Applicants seek the same relief, Applicants have proposed different conditions to the relief that reflect the adoption of Rule 6c-11 and that address the concerns expressed by the Commission in the Adopting Release relating to ETF Class Relief. Applicants believe that the Advisor and the Board will be well-positioned to determine whether it is appropriate for a given Fund to offer both Mutual Fund Classes and an ETF Class and to evaluate this structure on an initial and ongoing basis, as required by the conditions. In addition, one of the conditions would require each Multi-Class ETF Fund to make certain specific disclosures designed to help investors understand the Multi-Class ETF Fund structure and the potential conflicts of interest that may arise between an ETF Class and Mutual Fund Class(es).

VII. CONDITIONS

Applicants agree that any order of the Commission granting the requested relief will be subject to the following conditions:

1.	A Multi-Class ETF Fund will operate an ETF Class as an “exchange-traded fund” in compliance with the requirements of Rule 6c-11 under the 1940 Act, except that a Multi-Class ETF Fund will list only one class of its shares on an Exchange and also may offer an Exchange Privilege, and will comply with the requirements of Form N-1A and reporting forms such as Form N-CEN applicable to exchange-traded funds that rely on Rule 6c-11.
2.	A Multi-Class ETF Fund will comply with Rule 18f-3 under the 1940 Act, except to the extent that the ETF Class and Mutual Fund Class have different rights and obligations as described in the Application. As required by Rule 18f-3, before the first issuance of ETF Shares, and before any material amendment of a written plan under Rule 18f-3 to include an ETF Class, a majority of the trustees of a Fund, and a majority of the Independent Trustees, shall find that the plan is in the best interests of each Mutual Fund Class and the ETF Class individually and of the Multi-Class ETF Fund as a whole.
3.	To assist in the initial Board consideration of the appropriateness of operating a Multi-Class ETF Fund that has both an ETF Class and Mutual Fund Class(es), the Applicants shall not permit any Advisor to rely on the Order unless such Advisor has contractually agreed to prepare and deliver to the Board the Initial Advisor Report as described in the Application. The Initial Advisor Report will assist the Board in its finding pursuant to condition 2 and in evaluating the potential for any conflicts between the Mutual Fund Class(es) and the ETF Class based on current and historical information, as applicable.
4.	The Applicants shall not permit any Advisor to rely on the Order unless such Advisor has contractually agreed to recommend for the Board’s approval the Ongoing Monitoring Process designed to help determine whether a Multi-Class ETF Fund has encountered any issues relating to the multi-class structure, including any conflicts between the Mutual Fund Class(es) and the ETF Class.

33 See supra footnote 4.

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5.	Each Multi-Class ETF Fund will be subject to an Ongoing Monitoring Process that is approved by the Board, and the Board of the Multi-Class ETF Fund periodically, but no less frequently than annually, will evaluate the multiple class plan of the Multi-Class ETF Fund. A majority of the trustees of a Multi-Class ETF Fund, and a majority of the Independent Trustees, shall find that the multiple class plan continues to be in the best interests of each Mutual Fund Class and the ETF Class individually and of the Multi-Class ETF Fund as a whole.
6.	To inform this periodic evaluation, the Applicants shall not permit any Advisor to rely on the Order unless such Advisor has contractually agreed to prepare and deliver to the Board of the Multi-Class ETF Fund the Ongoing Advisor Report as described in the Application. The Board will consider whether the Ongoing Advisor Report suggests any issues relating to the multi-class structure, including conflicts between the Mutual Fund Class(es) and the ETF Class, that require additional Board action.
7.	Each Multi-Class ETF Fund will take the Disclosure Steps outlined in the Application.
8.	In addition to complying with Rule 6c-11(d) under the 1940 Act, each Multi-Class ETF Fund will preserve for a period not less than six years, the first two in an easily accessible place, (i) any documents created pursuant to the requirements in conditions 2, 3, 5, and 6; and (ii) any documents created pursuant to the Ongoing Monitoring Process that evidence a Multi-Class ETF Fund has exceeded or not exceeded an established threshold, as well as any documents provided to the Board as part of the Ongoing Monitoring Process.
9.	The requested ETF Operational Relief and ETF Class Relief to operate one or more Multi-Class ETF Funds will expire on the compliance date (or such other date established by the Commission) of any Commission rule under the 1940 Act that provides relief permitting the operation of a Multi-Class ETF Fund structure.

VIII. PROCEDURAL MATTERS

All of the requirements for execution and filing of this Application on behalf of Applicants have been complied with in accordance with the applicable organizational documents of Applicants, and the undersigned officers of Applicants are fully authorized to execute this Application. The authorizations of Applicants, including the resolutions of Applicants authorizing the filing of this Application, required by Rule 0-2(c) under the Act are included as Exhibits A-1 through A-14 to this Application. The verifications required by Rule 0-2(d) under the Act are included as Exhibits B-1 through B-14 to this Application.

Pursuant to Rule 0-2(f) under the Act, Applicants state that their addresses are indicated on the cover page of this Application and that all written communications regarding this Application should be directed to the individuals and addresses indicated on the first page of this Application.

Applicants desire that the Commission issue the requested order pursuant to Rule 0-5 under the Act without conducting a hearing.

IX. CONCLUSION

For the foregoing reasons, Applicants respectfully request that the Commission issue an order under Sections 6(c) and 17(b) of the 1940 Act granting the relief requested in the Application. Applicants submit that the requested exemptions are necessary or appropriate in the public interest, consistent with the protection of investors and consistent with the purposes fairly intended by the policy and provisions of the 1940 Act. In addition, Applicants submit that the terms of the proposed transactions are reasonable and fair, including the consideration to be paid or received, and do not involve overreaching on the part of any person concerned, that the proposed transactions are consistent with the policy of each registered investment company concerned, and that the proposed transactions are consistent with the general purposes of the 1940 Act.

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Applicants have caused this Application to be duly signed on their behalf on the date noted below.

Northern Lights Distributors, LLC	Ultimus Fund Distributors, LLC
By: /s/ Kevin Guerette	By: /s/ Kevin Guerette
Name: Kevin Guerette	Name: Kevin Guerette
Title: President	Title: President
Date: July 14, 2025	Date: July 14, 2025

Ultimus Fund Solutions, LLC	Capitol Series Trust Valued Advisers Trust
By: /s/ David James	By: /s/ Matthew J. Miller
Name: David James	Name: Matthew J. Miller
Title: Executive Vice President	Title: President
Date: July 14, 2025	Date: July 14, 2025

Exchange Place Advisors Trust	Northern Lights Fund Trust Northern Lights Fund Trust II Northern Lights Variable Trust
By: /s/ Ian Martin Name: Ian Martin Title: President Date: July 14, 2025	By: /s/ Kevin Wolf Name: Kevin Wolf Title: President Date: July 14, 2025
Northern Lights Fund Trust III	Northern Lights Fund Trust IV
By: /s/ Brian Curley	By: /s/ Wendy Wang
Name: Brian Curley	Name: Wendy Wang
Title: President	Title: President
Date: July 14, 2025	Date: July 14, 2025

Two Roads Shares Trust	Ultimus Managers Trust
By: /s/ James Colantino	By: /s/ Todd E. Heim
Name: James Colantino	Name: Todd E. Heim
Title: President	Title: President
Date: July 14, 2025	Date: July 14, 2025

Unified Series Trust
By: /s/ Martin R. Dean
Name: Martin R. Dean
Title: President
Date: July 14, 2025

16

EXHIBITS TO APPLICATION

The following materials are made a part of the Application and are attached hereto:

Designation	Document
Exhibits A-1 through A-14	Authorizations
Exhibits B-1 through B-14	Verifications

17

Exhibit A-1

AUTHORIZATION

Northern Lights Distributors, LLC

I, Kevin Guerette, do hereby certify that I am the President of Northern Lights Distributors, LLC ("NLD"). I further certify that the following resolutions were duly adopted by the officers of NLD and that such resolutions have not been revoked, modified, rescinded, or amended and are in full force and effect:

RESOLVED, that the officers of the Northern Lights Distributors, LLC (“NLD”) be, and they hereby are, authorized to prepare or cause to be prepared, execute, and file with the SEC, an application, and any amendments thereto (the "Exemptive Application"), for an order pursuant to Sections 6(c) and 17(b) of the 1940 Act, granting exemptions from certain provisions of the 1940 Act to permit open-end investment companies registered under the 1940 Act and serviced by NLD to offer classes of exchange-traded shares in addition to classes of mutual fund shares; and

FURTHER RESOLVED, that the officers of the NLD be, and they hereby are, authorized to take any and all actions that each of them, in his or her sole discretion, deems necessary and appropriate to carry out the intent and accomplish the purpose of the foregoing resolution.

IN WITNESS WHEREOF, I have hereunder subscribed my name to this Certificate as of this 14th day of July, 2025.

By: /s/ Kevin Guerette

Name: Kevin Guerette

Title: President
18

Exhibit A-2

AUTHORIZATION

Ultimus Fund Distributors, LLC

I, Kevin Guerette, do hereby certify that I am the Executive Vice President of Ultimus Fund Distributors, LLC ("UFD"). I further certify that the following resolutions were duly adopted by the officers of Ultimus and that such resolutions have not been revoked, modified, rescinded, or amended and are in full force and effect:

RESOLVED, that the officers of the Ultimus Fund Distributors, LLC (“UFD”) be, and they hereby are, authorized to prepare or cause to be prepared, execute, and file with the SEC, an application, and any amendments thereto (the "Exemptive Application"), for an order pursuant to Sections 6(c) and 17(b) of the Investment Company Act of 1940, as amended (the “1940 Act”), granting exemptions from certain provisions of the 1940 Act to permit open-end investment companies registered under the 1940 Act and serviced by UFD to offer classes of exchange-traded shares in addition to classes of mutual fund shares; and

FURTHER RESOLVED, that the officers of the UFD be, and they hereby are, authorized to take any and all actions that each of them, in his or her sole discretion, deems necessary and appropriate to carry out the intent and accomplish the purpose of the foregoing resolution.

IN WITNESS WHEREOF, I have hereunder subscribed my name to this Certificate as of this 14th day of July, 2025.

By: /s/ Kevin Guerette

Name: Kevin Guerette

Title: President
19

Exhibit A-3

AUTHORIZATION

Ultimus Fund Solutions, LLC

I, David James, do hereby certify that I am the Executive Vice President of Ultimus Fund Solutions, LLC ("Ultimus"). I further certify that the following resolutions were duly adopted by the officers of Ultimus and that such resolutions have not been revoked, modified, rescinded, or amended and are in full force and effect:

RESOLVED, that the officers of the Ultimus Fund Distributors, LLC (“Ultimus”) be, and they hereby are, authorized to prepare or cause to be prepared, execute, and file with the SEC, an application, and any amendments thereto (the "Exemptive Application"), for an order pursuant to Sections 6(c) and 17(b) of the Investment Company Act of 1940, as amended (the “1940 Act”), granting exemptions from certain provisions of the 1940 Act to permit open-end investment companies registered under the 1940 Act and serviced by Ultimus to offer classes of exchange-traded shares in addition to classes of mutual fund shares; and

FURTHER RESOLVED, that the officers of the Ultimus be, and they hereby are, authorized to take any and all actions that each of them, in his or her sole discretion, deems necessary and appropriate to carry out the intent and accomplish the purpose of the foregoing resolution.

IN WITNESS WHEREOF, I have hereunder subscribed my name to this Certificate as of this 14th day of July, 2025.

By: /s/ David James

Name: David James

Title: Executive President

20

Exhibit A-4

AUTHORIZATION

Capitol Series Trust

I, Matthew J. Miller, do hereby certify that I am the President of Capitol Series Trust (the "Trust"). I further certify that the following resolutions were duly adopted by the trustees of the Trust and that such resolutions have not been revoked, modified, rescinded, or amended and are in full force and effect:

RESOLVED, that the officers of the Trust be, and they hereby are, authorized to prepare or cause to be prepared, execute, and file with the SEC, an application, and any amendments thereto (the "Exemptive Application"), for an order pursuant to Sections 6(c) and 17(b) of the 1940 Act, exempting the Trust from certain provisions of the 1940 Act as described in the Exemptive Application, to permit certain existing and future series of the Trust (and affiliated investment companies) to offer classes of exchange-traded shares in addition to classes of mutual fund shares; and

FURTHER RESOLVED, that the officers of the Trust be, and they hereby are, authorized to take any and all actions that each of them, in his or her sole discretion, deems necessary and appropriate to carry out the intent and accomplish the purpose of the foregoing resolution.

IN WITNESS WHEREOF, I have hereunder subscribed my name to this Certificate as of this 14th day of July, 2025.

By: /s/ Matthew J. Miller

Name: Matthew J. Miller

Title: President

21

 Exhibit A-5

AUTHORIZATION

Valued Advisers Trust

I, Matthew J. Miller, do hereby certify that I am the President of Valued Advisers Trust (the "Trust"). I further certify that the following resolution was duly adopted by the trustees of the Trust and that such resolution has not been revoked, modified, rescinded, or amended and are in full force and effect:

RESOLVED, that the filing of an Application for an order under Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”), for an exemption from Sections 2(a)(32), (5)(a)(1), 18(f)(1), 18(i), 22(d) and 22(e) of the 1940 Act and Rule 22c-1 under the 1940 Act, and under Sections 6(c) and 17(b) of the 1940 Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the 1940 Act, as discussed at this meeting, is hereby authorized.

IN WITNESS WHEREOF, I have hereunder subscribed my name to this Certificate as of this 14th day of July, 2025.

By: /s/ Matthew J. Miller

Name: Matthew J. Miller

Title: President

22

 Exhibit A-6

AUTHORIZATION

Exchange Place Advisors Trust

I, Ian Martin, do hereby certify that I am the President of Exchange Place Advisors Trust (the "Trust"). I further certify that the following resolutions were duly adopted by the trustees of the Trust and that such resolutions have not been revoked, modified, rescinded, or amended and are in full force and effect:

RESOLVED, that the filing of an Application on behalf of Exchange Place Advisors Trust (the “Trust”) for an order under Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”), for an exemption from Sections 2(a)(32), (5)(a)(1), 18(f)(1), 18(i), 22(d) and 22(e) of the 1940 Act and Rule 22c-1 under the 1940 Act, and under Sections 6(c) and 17(b) of the 1940 Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the 1940 Act, as discussed at this Meeting, is hereby authorized; and further

FURTHER RESOLVED, that the officers of the Trust be, and they hereby are, authorized to take any and all actions that each of them, in his or her sole discretion, deems necessary and appropriate to carry out the intent and accomplish the purpose of the foregoing resolution.

IN WITNESS WHEREOF, I have hereunder subscribed my name to this Certificate as of this 14th day of July, 2025.

By: /s/ Ian Martin

Name: Ian Martin

Title: President
23

 Exhibit A-7

AUTHORIZATION

Northern Lights Fund Trust

I, Kevin Wolf, do hereby certify that I am the President of Northern Lights Fund Trust (the "Trust"). I further certify that the following resolutions were duly adopted by the trustees of the Trust and that such resolutions have not been revoked, modified, rescinded, or amended and are in full force and effect:

RESOLVED, that the officers of the Trust be, and they hereby are, authorized to prepare or cause to be prepared, execute, and file with the SEC, an application, and any amendments thereto (the "Exemptive Application"), for an order pursuant to Sections 6(c) and 17(b) of the 1940 Act, exempting the Trust from certain provisions of the 1940 Act as described in the Exemptive Application, to permit certain existing and future series of the Trust (and affiliated investment companies) to offer classes of exchange-traded shares in addition to classes of mutual fund shares; and

FURTHER RESOLVED, that the officers of the Trust be, and they hereby are, authorized to take any and all actions that each of them, in his or her sole discretion, deems necessary and appropriate to carry out the intent and accomplish the purpose of the foregoing resolution.

IN WITNESS WHEREOF, I have hereunder subscribed my name to this Certificate as of this 14th day of July, 2025.

By: /s/ Kevin Wolf

Name: Kevin Wolf

Title: President

24

 Exhibit A-8

AUTHORIZATION

Northern Lights Fund Trust II

I, Kevin Wolf, do hereby certify that I am the President of Northern Lights Fund Trust II (the "Trust"). I further certify that the following resolutions were duly adopted by the trustees of the Trust and that such resolutions have not been revoked, modified, rescinded, or amended and are in full force and effect:

RESOLVED, that the officers of the Trust be, and they hereby are, authorized to prepare or cause to be prepared, execute, and file with the SEC, an application, and any amendments thereto (the "Exemptive Application"), for an order pursuant to Sections 6(c) and 17(b) of the 1940 Act, exempting the Trust from certain provisions of the 1940 Act as described in the Exemptive Application, to permit certain existing and future series of the Trust (and affiliated investment companies) to offer classes of exchange-traded shares in addition to classes of mutual fund shares; and

FURTHER RESOLVED, that the officers of the Trust be, and they hereby are, authorized to take any and all actions that each of them, in his or her sole discretion, deems necessary and appropriate to carry out the intent and accomplish the purpose of the foregoing resolution.

IN WITNESS WHEREOF, I have hereunder subscribed my name to this Certificate as of this 14th day of July, 2025.

By: /s/ Kevin Wolf

Name: Kevin Wolf

Title: President

25

 Exhibit A-9

AUTHORIZATION

Northern Lights Variable Trust

I, Kevin Wolf, do hereby certify that I am the President of Northern Lights Variable Trust (the "Trust"). I further certify that the following resolutions were duly adopted by the trustees of the Trust and that such resolutions have not been revoked, modified, rescinded, or amended and are in full force and effect:

RESOLVED, that the officers of the Trust be, and they hereby are, authorized to prepare or cause to be prepared, execute, and file with the SEC, an application, and any amendments thereto (the "Exemptive Application"), for an order pursuant to Sections 6(c) and 17(b) of the 1940 Act, exempting the Trust from certain provisions of the 1940 Act as described in the Exemptive Application, to permit certain existing and future series of the Trust (and affiliated investment companies) to offer classes of exchange-traded shares in addition to classes of mutual fund shares; and

FURTHER RESOLVED, that the officers of the Trust be, and they hereby are, authorized to take any and all actions that each of them, in his or her sole discretion, deems necessary and appropriate to carry out the intent and accomplish the purpose of the foregoing resolution.

IN WITNESS WHEREOF, I have hereunder subscribed my name to this Certificate as of this 14th day of July, 2025.

By: /s/ Kevin Wolf

Name: Kevin Wolf

Title: President

26

 Exhibit A-10

AUTHORIZATION

Northern Lights Fund Trust III

I, Brian Curley, do hereby certify that I am the President of Northern Lights Fund Trust III (the "Trust"). I further certify that the following resolutions were duly adopted by the trustees of the Trust and that such resolutions have not been revoked, modified, rescinded, or amended and are in full force and effect:

RESOLVED, that the officers of the Trust be, and they hereby are, authorized to prepare or cause to be prepared, execute, and file with the SEC, an application, and any amendments thereto (the "Exemptive Application"), for an order pursuant to Sections 6(c) and 17(b) of the 1940 Act, exempting the Trust from certain provisions of the 1940 Act as described in the Exemptive Application, to permit certain existing and future series of the Trust (and affiliated investment companies) to offer classes of exchange-traded shares in addition to classes of mutual fund shares; and

FURTHER RESOLVED, that the officers of the Trust be, and they hereby are, authorized to take any and all actions that each of them, in his or her sole discretion, deems necessary and appropriate to carry out the intent and accomplish the purpose of the foregoing resolution.

IN WITNESS WHEREOF, I have hereunder subscribed my name to this Certificate as of this 14th day of July, 2025.

By: /s/ Brian Curley

Name: Brian Curley

Title: President

27

 Exhibit A-11

AUTHORIZATION

Northern Lights Fund Trust IV

I, Wendy Wang, do hereby certify that I am the President of Northern Lights Fund Trust IV (the "Trust"). I further certify that the following resolution was duly adopted by the trustees of the Trust and that such resolution has not been revoked, modified, rescinded, or amended and are in full force and effect:

RESOLVED, that the officers of the Trust be, and they hereby are, authorized to prepare or cause to be prepared, execute, and file with the SEC, an application, and any amendments thereto (the "Exemptive Application"), for an order pursuant to Sections 6(c) and 17(b) of the 1940 Act, exempting the Trust from certain provisions of the 1940 Act as described in the Exemptive Application, to permit certain existing and future series of the Trust (and affiliated investment companies) to offer classes of exchange-traded shares in addition to classes of mutual fund shares.

IN WITNESS WHEREOF, I have hereunder subscribed my name to this Certificate as of this 14th day of July, 2025.

By: /s/ Wendy Wang

Name: Wendy Wang

Title: President

28

 Exhibit A-12

AUTHORIZATION

Two Roads Shares Trust

I, James Colantino, do hereby certify that I am the President of Two Roads Shares Trust (the "Trust"). I further certify that the following resolution was duly adopted by the trustees of the Trust and that such resolution has not been revoked, modified, rescinded, or amended and are in full force and effect:

RESOLVED, that the officers of the Trust be, and they hereby are, authorized to prepare or cause to be prepared, execute, and file with the SEC, an application, and any amendments thereto (the "Exemptive Application"), for an order pursuant to Sections 6(c) and 17(b) of the 1940 Act, exempting the Trust from certain provisions of the 1940 Act as described in the Exemptive Application, to permit certain existing and future series of the Trust (and affiliated investment companies) to offer classes of exchange-traded shares in addition to classes of mutual fund shares; and

FURTHER RESOLVED, that the officers of the Trust be, and they hereby are, authorized to take any and all actions that each of them, in his or her sole discretion, deems necessary and appropriate to carry out the intent and accomplish the purpose of the foregoing resolution.

IN WITNESS WHEREOF, I have hereunder subscribed my name to this Certificate as of this 14th day of July, 2025.

By: /s/ James Colantino

Name: James Colantino

Title: President

29

 Exhibit A-13

AUTHORIZATION

Ultimus Managers Trust

I, Todd E. Heim, do hereby certify that I am the President of Ultimus Managers Trust (the "Trust"). I further certify that the following resolutions were duly adopted by the trustees of the Trust and that such resolutions have not been revoked, modified, rescinded, or amended and are in full force and effect:

RESOLVED, that the officers of the Ultimus Managers Trust (the “Trust”) be, and they hereby are, authorized to prepare or cause to be prepared, execute, and file with the U.S. Securities and Exchange Commission, an application, and any amendments thereto (the "Exemptive Application"), for an order pursuant to Sections 6(c) and 17(b) of the Investment Company Act of 1940, as amended (the “1940 Act”), exempting the Trust from certain provisions of the 1940 Act as described in the Exemptive Application, to permit certain existing and future series of the Trust (and affiliated investment companies) to offer classes of exchange-traded shares in addition to classes of mutual fund shares; and

FURTHER RESOLVED, that the officers of the Trust be, and they hereby are, authorized to take any and all actions that each of them, in his or her sole discretion, deems necessary and appropriate to carry out the intent and accomplish the purpose of the foregoing resolution.

IN WITNESS WHEREOF, I have hereunder subscribed my name to this Certificate as of this 14th day of July, 2025.

By: /s/ Todd E. Heim

Name: Todd E. Heim

Title: President
30

 Exhibit A-14

AUTHORIZATION

Unified Series Trust

I, Martin R. Dean, do hereby certify that I am the President of Unified Series Trust (the "Trust"). I further certify that the following resolution was duly adopted by the trustees of the Trust and that such resolution has not been revoked, modified, rescinded, or amended and are in full force and effect:

RESOLVED, that the filing of an Application for an order under Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”), for an exemption from Sections 2(a)(32), (5)(a)(1), 18(f)(1), 18(i), 22(d) and 22(e) of the 1940 Act and Rule 22c-1 under the 1940 Act, and under Sections 6(c) and 17(b) of the 1940 Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the 1940 Act, as discussed at this Meeting, is hereby authorized.

IN WITNESS WHEREOF, I have hereunder subscribed my name to this Certificate as of this 14th day of July, 2025.

By: /s/ Martin R. Dean

Name: Martin R. Dean

Title: President

31

Exhibit B-1

VERIFICATION

Northern Lights Distributors, LLC

The undersigned states that he has duly executed the attached application for exemption dated July 14, 2025, for and on behalf of Northern Lights Distributors, LLC, that he is the President Northern Lights Distributors, LLC and that all actions by shareholders, trustees and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

Northern Lights Distributors, LLC

By: /s/ Kevin Guerette

Name: Kevin Guerette

Title: President
32

Exhibit B-2

VERIFICATION

Ultimus Fund Distributors, LLC

The undersigned states that he has duly executed the attached application for exemption dated July 14, 2025, for and on behalf of Ultimus Fund Distributors, LLC, that he is the Executive Vice President of Ultimus Fund Distributors, LLC and that all actions by shareholders, trustees and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

Ultimus Fund Distributors, LLC

By: /s/ Kevin Guerette

Name: Kevin Guerette

Title: President
33

Exhibit B-3

VERIFICATION

Ultimus Fund Solutions, LLC

The undersigned states that he has duly executed the attached application for exemption dated July 14, 2025, for and on behalf of Ultimus Fund Solutions, LLC, that he is the Executive Vice President of Ultimus Fund Solutions, LLC and that all actions by shareholders, trustees and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

Ultimus Fund Solutions, LLC

By: /s/ David James

Name: David James

Title: Executive President

34

Exhibit B-4

VERIFICATION

Capitol Series Trust

The undersigned states that he has duly executed the attached application for exemption dated July 14, 2025, for and on behalf of Capitol Series Trust that he is the President of Capitol Series Trust and that all actions by shareholders, trustees and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

Capitol Series Trust

By: /s/ Matthew J. Miller

Name: Matthew J. Miller

Title: President
35

Exhibit B-5

VERIFICATION

Valued Advisers Trust

The undersigned states that he has duly executed the attached application for exemption dated July 14, 2025, for and on behalf of Valued Advisers Trust, that he is the President of Valued Advisers Trust and that all actions by shareholders, trustees and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

Valued Advisers Trust

By: /s/ Matthew J. Miller

Name: Matthew J. Miller

Title: President

36

Exhibit B-6

VERIFICATION

Exchange Place Advisors Trust

The undersigned states that he has duly executed the attached application for exemption dated July 14, 2025, for and on behalf of Exchange Place Advisors Trust, that he is the President of Exchange Place Advisors Trust and that all actions by shareholders, trustees and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

Exchange Place Advisors Trust

By: /s/ Ian Martin

Name: Ian Martin

Title: President
37

Exhibit B-7

VERIFICATION

Northern Lights Fund Trust

The undersigned states that he has duly executed the attached application for exemption dated July 14, 2025, for and on behalf of Northern Lights Fund Trust that he is the President of Northern Lights Fund Trust and that all actions by shareholders, trustees and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

Northern Lights Fund Trust

By: /s/ Kevin Wolf

Name: Kevin Wolf

Title: President

38

Exhibit B-8

VERIFICATION

Northern Lights Fund Trust II

The undersigned states that he has duly executed the attached application for exemption dated July 14, 2025, for and on behalf of Northern Lights Fund Trust II that he is the President of Northern Lights Fund Trust II and that all actions by shareholders, trustees and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

Northern Lights Fund Trust II

By: /s/ Kevin Wolf

Name: Kevin Wolf

Title: President
39

Exhibit B-9

VERIFICATION

Northern Lights Variable Trust

The undersigned states that he has duly executed the attached application for exemption dated July 14, 2025, for and on behalf of Northern Lights Variable Trust that he is the President of Northern Lights Variable Trust and that all actions by shareholders, trustees and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

Northern Lights Variable Trust

By: /s/ Kevin Wolf

Name: Kevin Wolf

Title: President

40

Exhibit B-10

VERIFICATION

Northern Lights Fund Trust III

The undersigned states that he has duly executed the attached application for exemption dated July 14, 2025, for and on behalf of Northern Lights Fund Trust III, that he is the President of Northern Lights Fund Trust III and that all actions by shareholders, trustees and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

Northern Lights Fund Trust III

By: /s/ Brian Curley

Name: Brian Curley

Title: President

41

Exhibit B-11

VERIFICATION

Northern Lights Fund Trust IV

The undersigned states that she has duly executed the attached application for exemption dated July 14, 2025, for and on behalf of Northern Lights Fund Trust IV, that she is the President of Northern Lights Fund Trust IV and that all actions by shareholders, trustees and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further says that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

Northern Lights Fund Trust IV

By: /s/ Wendy Wang

Name: Wendy Wang

Title: President

42

Exhibit B-12

VERIFICATION

Two Roads Shares Trust

The undersigned states that he has duly executed the attached application for exemption dated July 14, 2025, for and on behalf of Two Roads Shares Trust, that he is the President of Two Roads Shares Trust and that all actions by shareholders, trustees and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

Two Roads Shares Trust

By: /s/ James Colantino

Name: James Colantino

Title: President

43

Exhibit B-13

VERIFICATION

Ultimus Managers Trust

The undersigned states that he has duly executed the attached application for exemption dated July 14, 2025, for and on behalf of Ultimus Managers Trust, that he is the President of Ultimus Managers Trust and that all actions by shareholders, trustees and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

Ultimus Managers Trust

By: /s/ Todd E. Heim

Name: Todd E. Heim

Title: President

44

Exhibit B-14

VERIFICATION

Unified Series Trust

The undersigned states that he has duly executed the attached application for exemption dated July 14, 2025, for and on behalf of Unified Series Trust, that he is the President of Unified Series Trust and that all actions by shareholders, trustees and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

Unified Series Trust

By: /s/ Martin R. Dean

Name: Martin R. Dean

Title: President